OTE AND SUBSIDIARIES HOLD BOARD MEETINGS IN ROMANIA

ATHENS, Greece - September 26, 2005 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, announces that the Board meetings of OTE, RomTelecom, Cosmote and Cosmorom were held on Thursday, September 22, in Bucharest. Central axes of the meetings included a RomTelecom progress report and a focus on the significance of the Romanian market for the OTE Group, as witnessed by the relaunch of Cosmorom.

During the OTE Board of Directors meeting, RomTelecom's CEO
Mr. James Hubley presented the positive results of RomTelecom's restructuring process, which began in the first half of 2003. In particular, the following issues were discussed:

-	RomTelecom's productivity index, at the end of June
2005, was raised by 72% to 275 lines per employee versus 160 at the end of June 2003, when the restructuring program implementation began

-	During the same period, total headcount fell from
26.704 to 15,242

-	Net income (according to US GAAP) significantly
increased, standing at EURO 103.7 million in the first half of 2005 in contrast to a net loss of EURO 26.6 million reported in the first half of 2003

-	The implementation of various projects, such as the new
billing system that was introduced in July 2005, is progressing in line with business plan targets.
Regarding network infrastructure, replacement of the last analogue lines throughout the country is being finalized and new services and technologies such as ADSL, which was recently introduced to the market, are being promoted.

During a ceremony held on Friday, in the presence of the OTE, Cosmote and RomTelecom management teams, the Romanian
Minister of Technology and Communications, Mr. Zsolt Nagy disconnected the last analogue telephone exchange in Bucharest. Approximately 800,000 RomTelecom customers will now benefit from the network backbone upgrade.

Mr. James Hubley, RomTelecom's CEO, stated: "As of today,
Bucharest benefits of a state-of-the-art, fully digital infrastructure. And this is only the beginning, considering that over the next few years RomTelecom will invest over EURO 500 million in creating a national next generation network, with a completely new network technology that will allow RomTelecom to offer new broadband services, such as always-on ultra high speed Internet access, and content services, such as Video on Demand and online gaming."






The Romanian Minister of Technology and Communications, Mr. Zsolt Nagy stated on this occasion that "the development of digital technologies creates the conditions for the improvement of current RomTelecom services and for providing new services, such as broadband Internet access, and the possibility to use the phone, the fax and the computer for simoultaneous high speed data transfer. We hope that soon, Romania's digitalization rate will significantly increase so that the majority of the population, regardless of their place of residence - rural or urban areas- will harness the benefits of new technologies such as ISDN and ADSL."

On this occasion, OTE President & CEO, Mr. Panagis Vourloumis stated: "I am convinced that RomTelecom's current outstanding performance as well as the constructive cooperation with the Romanian government constitute firm foundations for the consolidation and expansion of the OTE Group's presence in the country. RomTelecom's upcoming stock exchange listing and the relaunch of Cosmorom, now 70% owned by Cosmote, also constitute major steps in this key market. OTE's Board of Directors, which held its meeting yesterday here in Bucharest, welcomed the opportunity to receive first- hand briefings on all of these issues".

About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock
Exchange under the ticker OTE. In the U.S., OTE's American
Depository Receipts (ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:
OTE:	Dimitris Tzelepis- Head of Investor
Relations, Tel: +30 210 611 1574
	Email: dtzelepis@ote.gr

	Nikos Kallianis - Senior Financial Analyst, Investor
Relations Tel: +30 210 611 8167
	Email: nkallianis@ote.gr

	Daria Kozanoglou - Communications Officer, Investor
Relations Tel: +30 210 611 1121
	Email: nkozanoglou@ote.gr

         Marilli Diamandi
	Investor Relations Coordinator, Tel: +30 210 611 5070
	Email: mdiamant@ote.gr

Cubitt Consulting: +44 20 7367 5100 (London); +1 212 279
3115 (New York)

Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.